

News Release

Mattson Technology Contact
Andy Moring
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE FIRST QUARTER 2010

FREMONT, Calif. — April 21, 2010 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the first quarter ending March 28, 2010.

First Quarter 2010 Business Highlights:

- Revenues increased sequentially 41 percent over the fourth quarter of 2009.

- Capacity orders for Mattson Technology's core products are in early stages from leading memory/foundry customers.

- Recognized revenue upon final acceptance of the Millios™ millisecond anneal evaluation system that was shipped to a major semiconductor manufacturer.

- Continued Etch traction with shipment of a paradigmE® dielectric etch evaluation system and follow on production orders at a major memory supplier.

First Quarter 2010 Financial Results
Net sales for the first quarter were $25.2 million, compared to $17.9 million in the previous quarter, and $5.6 million in the first quarter of 2009. Gross margin for the first quarter was 31 percent, compared to 28 percent in the previous quarter, and negative 142 percent in the first quarter of 2009.

Operating expenses for the first quarter were $18.8 million, compared to $17.1 million in the fourth quarter and $20.4 million for the first quarter of 2009. The increase in operating expenses was primarily due to reinstatement of certain salary related cuts implemented in 2009 as temporary cost containment measures.

Net loss for the first quarter was $10.8 million, or $0.22 loss per share, compared with a net loss of $11.4 million, or $0.23 loss per share, for the fourth quarter and net loss of $27.2 million, or $0.55 loss per share, for the first quarter of 2009. Included in the net loss for the first quarter of 2009 were restructuring and impairment charges totaling $0.9 million, or $0.02 loss per share.

Cash, cash equivalents, short-term investments and restricted cash at the end of the first quarter were $51.9 million, compared to $60.4 million at the end of the previous quarter.

David L. Dutton, president and chief executive officer, noted, "Mattson Technology experienced another quarter of double-digit revenue growth, and we continue to gain acceptance of our new and innovative technologies, as evidenced by the many announcements we have made over the past three months."

Dutton added, "Mattson Technology is positioned with more products at leading edge applications than at any time in our history; and, with our entry into etch, a market opportunity near triple the size of what it was before. Our investments in etch and millisecond anneal are paying off, with additional opportunities opening up in these new markets. As our customers move to advanced technology and cost effective solutions, Mattson's high productivity solutions are well positioned to provide enabling capabilities at the lowest cost of ownership, a requirement for today's demanding global electronics industry."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Wednesday, April 21, 2010, at 3:00 PM Pacific Time (6:00 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2010 first quarter financial results, current business conditions, the near-term business outlook and guidance for the second quarter of 2010. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast. To access the live conference call, please dial (970) 315-0417.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: potential future earnings, cash flow, cash position and other financial results, future customer demand and industry and economic conditions, Company strategies, and the market opportunity and acceptance of Company products. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: Dry Strip, Rapid Thermal Processing and Etch. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet: www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		
	March 28, 2010	December 31, 2009	March 29, 2009
Sales			
Products	$ 23,648	$ 17,017	$ 4,699
Services	1,547	904	873
Net sales	25,195	17,921	5,572
Cost of sales			
Products	17,022	12,614	13,130
Services	411	343	357
Cost of sales	17,433	12,957	13,487
Gross margin	7,762	4,964	(7,915)
Operating expenses:			
Research, development and engineering	6,406	6,062	6,650
Selling, general and administrative	12,373	11,010	12,854
Restructuring charges	16	40	918
Total operating expenses	18,795	17,112	20,422
Loss from operations	(11,033)	(12,148)	(28,337)
Interest and other income, net	456	698	1,272
Loss before income taxes	(10,577)	(11,450)	(27,065)
Provision for income taxes	179	(89)	162
Net loss	$ (10,756)	$ (11,361)	$ (27,227)
Net loss per share:			
Basic and Diluted	$ (0.22)	$ (0.23)	$ (0.55)
Shares used in computing net loss per share:			
Basic and Diluted	49,984	49,938	49,703

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 28, 2010 (unaudited)	December 31, 2009 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 49,927	$ 58,435
Restricted cash	2,005	2,000
Accounts receivable, net	15,618	10,420
Advance billings	4,209	905
Inventories	24,800	25,804
Prepaid expenses and other assets	5,781	5,848
Total current assets	102,340	103,412
Property and equipment, net	19,563	21,643
Intangibles, net	1,188	1,250
Other assets	6,287	6,768
Total assets	$ 129,378	$ 133,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,644	$ 7,514
Accrued liabilities	18,803	18,293
Deferred revenue	6,013	2,150
Total current liabilities	36,460	27,957
Income taxes payable, non-current	4,484	4,458
Other liabilities	5,177	5,952
Total liabilities	46,121	38,367
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	632,426	631,785
Accumulated other comprehensive income	20,680	22,014
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(531,917)	(521,161)
Total stockholders' equity	83,257	94,706
Total liabilities and stockholders' equity	$ 129,378	$ 133,073

(1) Derived from audited financial statements